October 19, 2017

VIA EDGAR

Chris Edwards

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Heritage Insurance Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 6, 2017
File No. 001-36462

Dear Mr. Edwards:

On behalf of Heritage Insurance Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 17, 2017 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 6, 2017 (the “Proxy Statement”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement.

Attached hereto as Exhibit A are selected pages of the Proxy Statement, marked to show changes made in response to the Staff’s comments, as noted below. The Company respectfully requests that the Staff confirm that it has no further comments on the Proxy Statement so that it may file a Definitive Proxy Statement on Schedule 14A on October 23, 2017, or as soon as practicable thereafter.

Comment No. 1:

We note that the issuance of common stock upon conversion of the convertible notes is part of a transaction to facilitate your acquisition of NBIC Holdings, Inc. Because there will be no separate opportunity for shareholders to vote on the acquisition, please revise your disclosure to provide all of the information required by Item 14 of Schedule 14A with respect to the NBIC acquisition or tell us why you believe it is not required. Please refer to Item 14 and Note A of Schedule 14A.

Chris Edwards

October 19, 2017

Response:

The Company respectfully advises the Staff that it does not believe that Item 14 of Schedule 14A is applicable, and that the information called for therein is not material to, and may potentially mislead, the Company’s stockholders in connection with their voting decision on the Issuance Proposal.

Note A to Schedule 14A acknowledges that certain proposals to be acted upon by stockholders may involve the matters described by, and would therefore require the disclosure of information pursuant to, more than one item of Schedule 14A. Note A goes on to provide an example of such a circumstance “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.” (emphasis added)

While the Company, through the Issuance Proposal, is asking its stockholders to approve the issuance of additional securities, the additional securities to be issued (shares of common stock upon conversion of the Company’s 5.875% Convertible Senior Notes due 2037 (the “Notes”)) will not be used for the purpose of consummating the acquisition of NBIC Holdings, Inc. (the “Acquisition”) or any other assets or company. The issuance of the Notes was not contingent upon the consummation of the Acquisition, nor is the Acquisition contingent upon the closing of the offering of Notes, and the Company expects to retain the proceeds of the Notes for general corporate purposes if the Acquisition is not consummated. The Issuance Proposal relates instead to the independent question of whether the Company will be permitted to settle any conversion obligations that may arise pursuant to the Notes in shares of its common stock, at its election. This vote is required by Rule 312.03(c) of the New York Stock Exchange Listed Company Manual because the number of shares the Company may issue upon conversion of the Notes would exceed 20% of the currently outstanding Company’s common stock. The Notes are currently convertible only into cash unless and until stockholder approval is obtained, and, accordingly, the Company’s stockholders are being asked to decide whether they would prefer that the Company have the option to settle its conversion obligations in shares of common stock rather than cash. Under the Company’s organizational documents, Delaware law and the listing rules of the NYSE, the Company and its board of directors have the authority, without stockholder approval, to issue the Notes and to consummate the Acquisition. The stockholders’ right is, instead, to vote now on whether shares of common stock may be issued in connection with the conversion of Notes.

Finally, the Company respectfully submits that the information required by Item 14 of Schedule 14A is inapplicable. The inclusion of such information may, in fact, be misleading to the Company’s stockholders by suggesting that the Company is asking for their vote, in part, to approve or disapprove of the Acquisition. Item 14(a) of Schedule 14A, “Applicability,” lists the matters for which the subsequent Item 14(b) transaction information is to be provided. These matters are, exclusively, (1) A merger or consolidation; (2) An acquisition of securities of

Chris Edwards

October 19, 2017

another person; (3) An acquisition of any other going business or the assets of a going business; (4) A sale or other transfer of all or any substantial part of assets; or (5) A liquidation or dissolution. At the proposed stockholder meeting, no action is to be taken with respect of any such matter.

The Company does, however, believe the Staff’s comment highlights an important point of potential confusion to investors, and, accordingly, the Company has revised the Proxy Statement to include disclosure clarifying that the Acquisition will not be affected by the outcome of the vote on the Issuance Proposal. Please see Exhibit A attached hereto for the proposed changes to pages 4 and 9 to the Proxy Statement.

Comment No. 2:

Please include the information required by Item 13(a) of Schedule 14A, as required by Item 11(e) of Schedule 14A, for the common stock being issued in connection with the contemplated transactions or tell us why you believe it is not material.

Response:

The Company respectfully advises the Staff that it will incorporate by reference the information required by Item 13(a) of Schedule 14A in its Definitive Proxy Statement and will comply with the applicable requirements of Note D to Schedule 14A in connection therewith. Please see Exhibit A attached hereto for the proposed changes to pages 15 and 16 of the Proxy Statement.

* * *

If you have any questions regarding any of the responses in this letter, please call me at (312) 558-8794.

Respectfully submitted,

/s/ Karen A. Weber

Karen A. Weber

cc: Steven Martindale

Exhibit A